

June 15, 2015

Charles D. Boynton
Chief Executive Officer
8point3 Energy Partners, LP
77 Rio Robles
San Jose, California 95134

> **Re:** **8point3 Energy Partners, LP**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed June 10, 2015**
> **File No. 333-202634**

Dear Mr. Boynton:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Exhibit 5.2

1. Please have counsel remove assumptions (a) and (b) on the penultimate paragraph on page two of the legal opinion as these assumptions appear to be overly broad. Please see Section II.B.3.a of Staff Legal Bulletin No. 19, dated October 14, 2011.

Charles D. Boynton
8point3 Energy Partners, LP
June 15, 2015
Page 2

Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Liz Walsh, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Elizabeth C. Walsh for

Mara L. Ransom
Assistant Director

cc: Joshua Davidson, Esq.
        Baker Botts, L.L.P.